SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         January 2006

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: June 27, 2006	By: /s/ Albert Longo Albert Longo Corporate Secretary

ALLIED GOLD LIMITED
ACN 104 855 067

12 January 2006

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

**"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"**

Dear Sir/Madam

## WIDE, HIGH-GRADE INTERCEPTS CONFIRM SATELLITE GOLD MINERALISATION AT SOROWAR EAST

## *DRILLING UPDATE – SIMBERI GOLD PROJECT*

### Highlights

Wide, high-grade gold intercepts have been returned from drilling to the east of the Sorowar oxide gold deposit (Sorowar East area) on Simberi Island, including:

- **39m at 3.96g/t gold** from 79m in RC1164 ***(from entire drillhole of 150m at 1.09g/t gold from surface)***.
- **16m at 4.10g/t gold** from 95m in RC1165.
- **33m at 3.77g/t gold** from 47m in RC1167 ***(from entire drillhole of 80m at 1.68g/t gold from surface)***.
- **21m at 2.42g/t gold** from 59m in RC1168.

A significant gold intercept was also recorded from the Pigiput sulphide gold deposit footwall area, further indicating potential for extensions to the known sulphide gold body;

- **15m at 3.90 g/t gold** from 148m in RC1181DD.

**Sorowar East Area**

During the last quarter of calendar 2005, RC drilling was carried out up to 320 metres to the east of the proposed Sorowar pit to test for the presence of mineralised structures interpreted from existing drilling and geophysical (induced polarisation ("IP") chargeability and resistivity) results.

Wide high-grade gold intercepts were returned from the majority of the drillholes completed in the centre of this area, confirming that the Sorowar East gold mineralisation represents a significant extension or satellite deposit to the nearby Sorowar gold deposit *(refer to map attached)*.

The results to date support the presence of multiple steeply-dipping oxidized mineralised structures and possibly mineralised pipes formed on the intersections of the structures.

Three dimensional modeling of the data and resource estimation will be carried out when all of the results from the current drilling programme have been received. It is planned to commence this phase of work during the current Quarter.

On completion of resource estimation, reserve studies will be undertaken with the aim of providing additional higher grade material to underpin increased gold production.

At Sorowar, the largest pit scheduled for mining, currently defined **reserves and resources within the designed pit** total;

**13.5 million tonnes at 1.22 g/t gold for 530,000 ounces.**

*(Source: Gemcom – October 2005 – 2005 Mineral Resource Estimate, 2005 pit optimisation, 2005 pit design, US$440/oz Au)*

Results from this recently completed drilling are tabulated below;

| SOROWAR EAST REGION | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Drillhole** | **Northing (mN) Simb grid** | **Easting (mN) Simb grid** | **Dip/Azimuth (°) Simb grid** | **From (m)** | **To (m)** | **Interval (m)** | **Grade (g/t Au)** | **Mineralisation Type** |
| RC1163 | 9,472 | 10,298 | -70°/090° | 0 | 99 | 99 | 0.25 | Ox |
| | | | *incl.* | 55 | 59 | 4 | 1.73 | Ox |
| RC1163DD | | | | 99 | 205.4 | 106.4 | 0.36 | Ox, Su |
| | | | *incl.* | 115 | 120.8 | 5.8 | 0.93 | Su |
| | | | *incl.* | 150 | 158 | 8 | 1.22 | Su |
| RC1164 | 9,576 | 10,237 | -60°/090° | 0 | 150 | **150** | **1.09** | Ox, Tr, Su |
| | | | *incl.* | 79 | 118 | **39** | **3.96** | Ox, Tr, Su |
| RC1165 | 9,576 | 10,237 | -60°/050° | 0 | 141 | 141 | 0.54 | Ox, Su |
| | | | *incl.* | 95 | 111 | **16** | **4.10** | Ox |
| | | | *incl.* | 140 | 141 | 1 | 1.08 | Su |
| RC1166 | 9,528 | 10,196 | -75°/060° | 0 | 100 | 100 | 0.26 | Ox, Tr, Su |
| | | | *incl.* | 50 | 56 | 6 | 1.49 | Su |
| | | | *incl.* | 87 | 100 | 13 | 1.03 | Ox, Tr, Su |
| RC1167 | 9,604 | 10,202 | -60°/070° | 0 | 80 | **80** | **1.68** | Ox, Tr, Su |
| | | | *incl.* | 41 | 42 | **1** | **6.64** | Ox |
| | | | *incl.* | 47 | 80 | **33** | **3.77** | Ox |
| RC1168 | 9,604 | 10,202 | -90°/000° | 0 | 80 | 80 | 0.75 | Ox, Tr, Su |
| | | | *incl.* | 19 | 24 | 5 | 0.93 | Ox, Su |
| | | | *incl.* | 59 | 80 | **21** | **2.42** | Ox, Su |
| RC1172 | 9,694 | 10,292 | -60°/270° | 0 | 94 | 94 | 0.46 | Ox, Tr, Su |
| | | | *incl.* | 0 | 7 | **7** | **2.30** | Ox, Su |
| | | | *incl.* | 77 | 84 | 7 | 1.69 | Su |
| | | | *incl.* | 89 | 94 | **5** | **2.03** | Su |
| RC1173 | 9,694 | 10,292 | -60°/225° | 0 | 80 | 80 | 0.11 | Ox, Tr, Su |
| | | | *incl..* | 0 | 2 | **2** | **2.47** | Ox |
| RC1178 | 9,800 | 10,320 | -90°/000° | 0 | 76 | 76 | 0.16 | Tr, Su |
| | | | *incl.* | 39 | 48 | 9 | 1.07 | Su |

*Note:*

*Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)*

*Results reported with 0.5g/t Au cutoff.*

*Sorowar mineralisation types are:*

*Ox = oxide material – extremely weathered (average cyanide leach recovery 92%)*
*Tr = transitional material – distinctly weathered (average cyanide leach recovery 72%)*
*Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery 66%)*

## Sorowar West Sterilisation Drilling

During November 2005 RC1161 was drilled to sterilise ground to the west of the proposed Sorowar pit *(refer to map attached)*. Final results for the entire drillhole have now been received. Significant results using a 0.5g/t gold cutoff include;

- **13m at 4.55g/t gold** from 64m,
- **1m at 6.70g/t gold** from 211m,
- **15m at 1.17g/t gold** from 215m.

Follow-up drillhole RC1179 also returned significant results, including;

- **2m at 1.04g/t gold** from 25m,
- **17m at 1.42g/t gold** from 38m.

These results, in addition to previous drilling, indicate that the limits of the Sorowar oxide gold deposit are unconstrained by drilling and remain open in all directions.

Results are tabulated below;

| SOROWAR WEST REGION (Sorowar Camp Area) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Drillhole** | **Northing (mN) Simb grid** | **Easting (mN) Simb grid** | **Dip/Azimuth (°) Simb grid** | **From (m)** | **To (m)** | **Interval (m)** | **Grade (g/t Au)** | **Mineralisation Type** |
| RC1161 | 9,000 | 10,073 | -60°/180° | 0 | 138 | 138 | 0.58 | Ox, Tr, Su |
| | | | *incl.* | 47 | 50 | 3 | 0.85 | Ox |
| | | | *incl.* | 59 | 60 | **1** | **2.83** | Ox |
| | | | *incl.* | 64 | 77 | **13** | **4.55** | Ox, Tr, Su |
| RC1161DD | | | | 138 | 230 | 92 | 0.33 | Su |
| | | | *incl.* | 211 | 212 | **1** | **6.70** | Su |
| | | | *incl.* | 215 | 230 | 15 | 1.17 | Su |
| RC1179 | 9,000 | 10,073 | -60°/225° | 0 | 90 | 90 | 0.48 | Ox, Tr, Su |
| | | | *incl.* | 25 | 27 | 2 | 1.04 | Su |
| | | | *incl.* | 38 | 55 | 17 | 1.42 | Ox |

*Note:*

*Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)*

*Results reported with 0.5g/t Au cutoff.*

## Pigiput Sulphide Deposit

RC1181 was drilled into the sparsely tested footwall region of the Pigiput sulphide gold deposit.

The drillhole returned **15 metres at 3.90g/t gold** from a depth of 148 metres, providing further encouragement for the discovery of significant footwall gold mineralisation, including high-grade mineralisation, over a large mostly untested area beneath Pigiput Ridge.

At Pigiput, inferred sulphide gold resources total;

**1.3 million tonnes at 10.4 g/t gold for 420,000 ounces.**

*(At 4.0g/t Au cutoff, no Au top cut)*

*(Source: Nord Pacific Ltd Internal Report – July 1999)*

Results are tabulated below;

| PIGIPUT FOOTWALL REGION | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Drillhole** | **Northing (mN) Simb grid** | **Easting (mN) Simb grid** | **Dip/Azimuth (°) Simb grid** | **From (m)** | **To (m)** | **Interval (m)** | **Grade (g/t Au)** | **Mineralisation Type** |
| RC1181 | 9,260 | 8,889 | -90°/000° | 12 | 20 | 8 | 1.77 | Ox |
| | | | | 84 | 88 | 4 | 1.45 | Ox |
| | | | | 93 | 94 | 1 | 1.09 | Su |
| | | | | 96 | 98 | 2 | 1.40 | Ox |
| RC1181DD | | | | 101 | 102 | 1 | 1.14 | Su |
| | | | | 137 | 143 | 6 | 1.48 | Su |
| | | | | 148 | 163 | **15** | **3.90** | Su |

*Note:*

*Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)*

*Results reported with 1.0g/t Au cutoff.*

*Simberi mineralisation types are:*
*Ox = oxide material – extremely weathered (cyanide leach recovery >90%)*
*Tr = transitional material – distinctly weathered (cyanide leach recovery 50-90%)*
*Su = sulphide material – slightly weathered to fresh (cyanide leach recovery generally <50%)*

## Current Exploration

During the week the Company's drilling contractors, Zenex Drilling, were remobilised to Simberi Island and drilling activities have recommenced. Initial work programmes will be directed towards oxide and sulphide gold exploration on Simberi Island.

A second, track-mounted RC/diamond drilling rig has been sourced from Zenex Drilling and will be relocated to the Tabar Islands during the current Quarter.

The Company's IP geophysical crew has also been mobilised to the Tabar Islands with ongoing work programmes scheduled to occur throughout the Tabar Island Group during the 2006 year.

The "second" drilling rig will be largely dedicated to drill-testing existing and emerging targets generated by the ongoing geophysics programmes.

## Resources Summary

Currently identified gold resources on Simberi Island comprise;

**46.8 million tonnes at 1.51 g/t gold for 2.27 million ounces.**

**OXIDE and TRANSITIONAL Gold Resources**

| | Million Tonnes | Gold Grade (g/t) | Ounces |
|---|---|---|---|
| Measured | 12.14 | 1.32 | 515,000 |
| Indicated | 9.92 | 1.13 | 359,000 |
| Inferred | 19.70 | 1.09 | 690,000 |
| **TOTAL Resources** | **41.75** | **1.16** | **1,564,000** |

*Base cutoff at 0.5g/t Au*

*Simberi mineralisation types are:*
*Oxide material (free milling-type) – extremely weathered (cyanide leach recovery >90%, Sorowar average 92%)*
*Transitional material – distinctly weathered (cyanide leach recovery 50-90%, Sorowar average 72%)*

*(Source: Simberi Oxide Gold Project – Optimised Feasibility Study – Lycopodium Engineering Pty Ltd – October 2005)*

**SULPHIDE Gold Resources**

| | Million Tonnes | Gold Grade (g/t) | Ounces |
|---|---|---|---|
| Inferred | 5.0 | 4.38 | 704,000 |
| **TOTAL Resources** | **5.0** | **4.38** | **704,000** |

*Variable base cutoffs from 0.5g/t Au to 4.0g/t Au, variable top cuts or no top cut*

*Simberi mineralisation types are:*
*Sulphide material (refractory-type) – slightly weathered to fresh (cyanide leach recovery generally <50%, Sorowar average 66%)*

*(Source: Nord Pacific Ltd Internal Report – July 1999)*

Yours faithfully
**ALLIED GOLD LIMITED**

J.J.Moore
Managing Director


Allied Gold Limited
Sorowar and Sorowar East
Phase 4 drillholes
Previous drillholes black
Previously reported phase 4 drillholes green
October 2005 proposed pit outline blue
meters

*The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Binns, M.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".*

**"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."**

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

***Forward-Looking Statements***

*This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*

*Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

***Not an offer of securities or solicitation of a proxy***

*This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).*

ALLIED GOLD LIMITED
ACN 104 855 067

25 January 2006

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

**"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"**

Dear Sir/Madam

# OUTSTANDING NEAR SURFACE GOLD INTERCEPTS AT SOROWAR EAST

## *DRILLING UPDATE – SIMBERI GOLD PROJECT*

## Highlights

Shallow, high-grade gold intercepts have been returned from drilling to the east of the Sorowar oxide gold deposit (Sorowar East area) on Simberi Island, including:

- **12m at 4.92g/t gold** from surface in RC1182.
- **11m at 8.40g/t gold** from 1m in RC1183 ***(from entire drillhole of 80m at 1.25g/t gold from surface)***.

The drilling program in this area, which lies outside of the current resource, is ongoing.

Updated minerals resources estimation work is scheduled to occur when the programme is completed.

### Sorowar East Area

Further wide, high-grade drilling intercepts have been recorded from RC drilling at the Sorowar East area. These results further support the interpretation of multiple, steeply-dipping, oxidized, mineralised structures and possibly mineralised pipes formed on the intersections of the structures over a distance of up to 320 metres to the east of the proposed Sorowar open cut.

It is now apparent that the Sorowar East gold mineralisation will be either a significant extension to, or a satellite deposit to, the Sorowar open cut.

Previous results from the Sorowar East area include;

- **39m at 3.96g/t gold** from 79m in RC1164 ***(from entire drillhole of 150m at 1.09g/t gold from surface)***.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

- **16m at 4.10g/t gold** from 95m in RC1165.

- **33m at 3.77g/t gold** from 47m in RC1167 ***(from entire drillhole of 80m at 1.68g/t gold from surface)***.

- **21m at 2.42g/t gold** from 59m in RC1168.

RC drilling will continue at Sorowar East prior to three dimensional modeling of the data and resource estimation work. It is planned to commence this phase of work as soon as all of the data has been received.

On completion of resource estimation, reserve studies will be undertaken with the aim of providing additional higher grade material to underpin increased gold production.

At Sorowar, the largest pit scheduled for mining, currently defined **reserves and resources within the designed pit** total;

**13.5 million tonnes at 1.22 g/t gold for 530,000 ounces.**

*(Source: Gemcom – October 2005 – 2005 Mineral Resource Estimate, 2005 pit optimisation, 2005 pit design, US$440/oz Au)*

This pit design is based on a gold price of US$440/oz and a mill throughput of 1.65Mtpa. Studies are underway to assess the impact on the project at higher gold prices and an increased throughput of 2Mtpa.

Results from this recently completed drilling are tabulated below;

| SOROWAR EAST REGION | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Drillhole** | **Northing (mN) Simb grid** | **Easting (mN) Simb grid** | **Dip/Azimuth (°) Simb grid** | **From (m)** | **To (m)** | **Interval (m)** | **Grade (g/t Au)** | **Mineralisation Type** |
| RC1182 | 9,645 | 10,292 | -90°/000° | 0 | 100 | 100 | 0.77 | Ox, Tr, Su Ox |
| | | | *incl.* | 0 | 12 | **12** | **4.92** | Ox, Su |
| | | | *incl.* | 69 | 70 | **1** | **2.72** | Su |
| | | | *incl.* | 99 | 100 | **1** | **2.80** | Tr |
| RC1183 | 9,645 | 10,292 | -75°/080° | 0 | 80 | **80** | **1.25** | Ox, Su |
| | | | *incl.* | 1 | 12 | **11** | **8.40** | Ox, Su |

*Note:*

*Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)*

*Results reported with 0.5g/t Au cutoff.*

*Sorowar mineralisation types are:*
*Ox = oxide material – extremely weathered (average cyanide leach recovery 92%)*
*Tr = transitional material – distinctly weathered (average cyanide leach recovery 72%)*
*Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery 66%)*

Yours faithfully
**ALLIED GOLD LIMITED**

J.J.Moore
Managing Director

*The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Binns, M.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".*

**"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."**

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

***Forward-Looking Statements***

*This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*

*Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

***Not an offer of securities or solicitation of a proxy***

*This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).*

ALLIED GOLD LIMITED

31 January 2006

Australian Stock Exchange
Company Announcements Office

**Results of Extraordinary General Meeting held 31 January 2006.**

The results of the annual general meeting held 31 January 2006 and the voting by proxy on each resolution was as follows.

| Resolution | Result | Proxy votes in favour of the resolutions | Proxy votes against the resolutions | Abstentions |
|---|---|---|---|---|
| 1. Issue of securities pursuant to a placement | Carried – on a show of hands | 32,071,201 | 13,350 | - |
| 2. Ratification of prior issue of securities | Carried – on a show of hands | 32,061,201 | 23,350 | - |

David Lymburn
Director / Company Secretary

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

ALLIED GOLD LIMITED
ACN 104 855 067

31 January 2006

Australian Stock Exchange Limited
Company Announcements Office

**"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."**

# QUARTERLY REPORT FOR THE PERIOD ENDING 31 DECEMBER 2005

## SIMBERI GOLD PROJECT HIGHLIGHTS

- Optimised Feasibility Study completed and delivered by Lycopodium, and the Allied Gold Board agreed to proceed to mine development.

- **High grade oxide gold intercepts** returned from beneath Sorowar Camp, indicating potential for pit extension. Intercepts include:

  - **13m at 4.55g/t gold** from 64m, including **5m at 10.8g/t gold** from 71m and **1m at 42.7g/t gold** from 74m, in RC1161.
  - **17m at 1.42g/t gold** from 38m in RC1179

- **High grade oxide gold intercepts** returned from Sorowar East, indicating potential for an extension or satellite deposit. Intercepts include:

  - **15m at 3.15g/t gold** from surface in RC1162.
  - **39m at 3.96g/t gold** from 79m in RC1164.
  - **16m at 4.10g/t gold** from 95m in RC1165.
  - **33m at 3.77g/t gold** from 47m in RC1167.
  - **12m at 4.92g/t gold** from surface in RC1182.
  - **11m at 8.40g/t gold** from 1m in RC1183.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

## SIMBERI GOLD MINING PROJECT – ML136

### Oxide Mine Development

#### Optimised Feasibility Study Completed

In November 2005, the Company announced that the Optimised Feasibility Study ("OFS") by Lycopodium Engineering Pty Ltd had been completed and delivered. Allied Gold's board has accepted the OFS and agreed to proceed to mine development.

Key findings of the OFS based on a gold price of US$440/oz and exchange rate of A$1 = US$0.77 are:

- Life of mine - 9.4 years
- Average mining rate - 1.65 million tonnes at 1.35g/t gold
- Annual gold production - 62,300 ounces
- Operating cash cost - US$ 278/oz
- Estimated capital cost -US$37.9 million (incl. contingency)

The Board is confident that the project economics can be further enhanced by efficiencies resulting from increased throughput, reduced initial capital expenditure and improved gold selling price.

### Exploration

#### *Phase 4 Drilling*

Diamond and RC drilling designed to test IP geophysical targets in the vicinity of the known deposits continued during the Quarter. These targets are considered to be favourable for unoxidised (sulphide) gold mineralisation. RC drilling of oxidised gold mineralisation targets resumed in the Sorowar area, peripheral to the Sorowar pit design.

A total of 2,375 metres of RC and 1,149 metres of diamond core was drilled during the Quarter. All assay results have been received. Drillhole locations are shown on the plan below.


Sorowar East
Sorowar East (enlarged)
Sorowar Camp Area
Allied Gold Limited
Phase 4 Drilling Programme
Current proposed pit outline - Blue
Previous drillhole collars - Black
Phase 4 drillholes - Red

### *Sulphide Gold Mineralisation Targets*

At Sorowar the programme focussed on high priority induced polarisation (IP) geophysical targets identified by the 2005 IP survey. These targets lie immediately to the west, south and east of the proposed Sorowar oxide pit.

As described in the previous quarter, the lithologies intersected comprised both porphyritic intrusives and volcanoclastics typical of the Simberi central volcanic terrain. These rocks are fractured, brecciated and clay-altered with variable introduced carbonate and pyrite that occurs disseminated or concentrated in vugs or fractures. The higher-grade gold mineralisation is often but not exclusively associated with zones exhibiting a high degree of brecciation and alteration, usually with abundant pyrite and sometimes with silica.

The Phase 4 drilling to date continues to demonstrate that gold mineralisation is associated with the targeted IP chargeable anomalies.

Results are tabulated below:

| SOROWAR PHASE 4 DRILLING – IP SULPHIDE TARGETS | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Drillhole** | **Northing (mN) Simberi grid** | **Easting (mN) Simberi grid** | **Dip/Azimuth (°) Simberi grid** | **From (m)** | **To (m)** | **Interval (m)** | **Grade (g/t Au)** | **Mineralisation Type** |
| RC1158 RC1158DD | 9,840 | 9,200 | -90°/000° | 37 | 45 | 8 | 0.61[1] | Su |
| RC1159 RC1159DD | 9,730 | 9,400 | -90°/000° | 22 | 23 | 1 | 1.39 | Su |
| | | | | 125 | 126 | 1 | 1.10 | Su |
| | | | | 129 | 130 | **1** | **10.8** | Su |
| | | | | 206 | 207 | 1 | 1.06 | Su |
| | | | | 216 | 218 | 2 | 1.39 | Su |
| | | | | 269 | 273 | **4** | **1.34** | Su |
| RC1160 RC1160DD | 10,162 | 9,550 | -70°/000° | 106.5 | 107.2 | 0.7 | 2.07 | Su |
| | | | | 120.2 | 120.6 | 0.4 | 1.31 | Su |

| SOROWAR PHASE 4 DRILLING – IP SULPHIDE TARGETS | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Drillhole** | **Northing (mN) Simberi grid** | **Easting (mN) Simberi grid** | **Dip/Azimuth (°) Simberi grid** | **From (m)** | **To (m)** | **Interval (m)** | **Grade (g/t Au)** | **Mineralisation Type** |
| | | | | 124 | 129 | **5** | **1.18** | Su |
| RC1161DD | 10,073 | 9,000 | -60°/180° | 211 | 212 | **1** | **6.70** | Su |
| | | | | 215 | 230 | **15** | **1.17** | Su |
| RC1163DD | 10,298 | 9,472 | -70°/090° | 115 | 120.8 | 5.8 | 0.93[1] | Su |
| | | | | 150 | 158 | **8** | **1.22**[1] | Su |
| S033 | 10,310 | 9,800 | -90°/000° | 0 | 2 | 2 | 0.60[1] | Ox |
| | | | | 43 | 44 | **1** | **1.09** | Su |
| RC1178 | 10,320 | 9,800 | -90°/000° | 39 | 48 | **9** | **1.07**[1] | Su |

*Note:*

*Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)*

*Simberi mineralisation types are:*

*Ox = oxide material – extremely weathered (cyanide leach recovery >90%)*
*Tr = transitional material – distinctly weathered (cyanide leach recovery 50-90%)*
*Su = sulphide material – slightly weathered to fresh (cyanide recovery <50%)*

*Intercept interval cutoffs: [1] = 0.5g/t Au cutoff; otherwise 1.0g/t Au cutoff.*

At Pigiput, a single hole (RC1181DD) was drilled into the sparsely tested footwall region of the Pigiput sulphide gold deposit to verify the high-grade zone intersected previously in P34, and to provide a vertical hole for downhole IP geophysics to be conducted in early 2006. The drillhole returned 15m at 3.9g/t gold from 148 metres depth, in highly altered and sulphidic material.

Results are tabulated below:

| PIGIPUT FOOTWALL REGION – OTHER SULPHIDE TARGETS | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Drillhole** | **Northing (mN) Simberi grid** | **Easting (mN) Simberi grid** | **Dip/Azimuth (°) Simberi grid** | **From (m)** | **To (m)** | **Interval (m)** | **Grade (g/t Au)** | **Mineralisation Type** |
| RC1181 | 8,889 | 9,260 | -90°/000° | 12 | 20 | **8** | **1.77** | Ox |
| RC1181DD | | | | 84 | 88 | **4** | **1.45** | Ox |
| | | | | 93 | 94 | 1 | 1.09 | Su |
| | | | | 96 | 98 | 2 | 1.40 | Ox |
| | | | | 101 | 102 | 1 | 1.14 | Su |
| | | | | 137 | 143 | 6 | 1.48 | Su |
| | | | | 148 | 163 | **15** | **3.90** | Su |

*Note:*

*Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)*

*Intercept interval cutoff 1.0g/t Au.*

## *Other Drilling*

### *Oxide Gold Mineralisation Targets – Sorowar West (Sorowar Camp)*

During November 2005, an additional hole (RC1161DD) was drilled on the ridge crest at Sorowar Camp to 230m depth, to provide sterilisation information and to test an IP anomaly at depth. The upper section of the hole to 80m depth was mostly oxidised, with a mineralised intersection of 5 metres at 10.8g/t Au from 71m. Subsequently, two follow-up holes were drilled (RC1179, RC1180) to further test the oxide material, one intersecting 17 metres at 1.42g/t Au from 38m. These results

show that there is a zone of deep oxidation containing gold mineralisation beneath the ridge upon which Sorowar Camp is located, that extends to the immediate west of the Sorowar pit design. Additional drilling is planned to test this zone in early 2006.

Results are tabulated below:

| SOROWAR CAMP DRILLING – OXIDE TARGETS | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Drillhole** | **Northing (mN) Simberi grid** | **Easting (mN) Simberi grid** | **Dip/Azimuth (°) Simberi grid** | **From (m)** | **To (m)** | **Interval (m)** | **Grade (g/t Au)** | **Mineralisation Type** |
| RC1161 | 10,073 | 9,000 | -60°/180° | 0 | 138 | 138 | 0.58 | Ox, Tr, Su |
| | | | | 47 | 50 | 3 | 0.85 | Ox |
| | | | | 59 | 60 | 1 | 2.83 | Ox |
| | | | | 64 | 77 | **13** | **4.55** | Ox, Tr, Su |
| | | | *including:* | 71 | 76 | **5** | **10.8** | Ox |
| | | | *with:* | 74 | 75 | **1** | **42.7** | Ox |
| RC1179 | 10,073 | 9,000 | -60°/225° | 0 | 90 | 90 | 0.48 | Ox, Tr, Su |
| | | | | 25 | 27 | 2 | 1.04 | Su |
| | | | | 38 | 55 | **17** | **1.42** | Ox |
| RC1180 | 10,073 | 9,000 | -90°/000° | 0 | 80 | **80** | **0.19** | Ox, Tr, Su |
| | | | | 33 | 34 | **1** | **0.59** | Ox |
| | | | | 41 | 42 | **1** | **0.72** | Ox |
| | | | | 51 | 53 | **2** | **0.53** | Ox, Tr |

*Note:*

*Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)*

*Intercept interval cutoff 0.5g/t Au, "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.*

### *Oxide Gold Mineralisation Targets – Sorowar East*

During the Quarter, nineteen RC holes were drilled at Sorowar East to provide a basis for interpreting the structural controls of the oxide mineralisation, and for resource modelling and estimation. The drilling was carried out up to 320 metres to the east of the proposed Sorowar pit to test for the presence of mineralised structures interpreted from existing drilling and Induced Polarisation geophysical survey results. Wide high-grade intercepts were returned from drillholes completed in the centre of the area, confirming that the oxide gold mineralisation at Sorowar East represents a significant addition to the nearby Sorowar gold deposit.

The results support the presence of multiple steeply-dipping oxidised mineralised structures, and possibly mineralised pipes formed on the intersection of the structures.

Three dimensional modelling of the data and resource estimation are proposed after further infill drilling has been completed.

Final assay results are summarised below:

| SOROWAR EAST DRILLING – OXIDE TARGETS | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Drillhole** | **Northing (mN) Simberi grid** | **Easting (mN) Simberi grid** | **Dip/Azimuth (°) Simberi grid** | **From (m)** | **To (m)** | **Interval (m)** | **Grade (g/t Au)** | **Mineralisation Type** |
| RC1162 | 10,299 | 9,647 | -60°/147° | 0 | 80 | 80 | 0.63 | Ox, Tr, Su |
| | | | | 0 | 15 | **15** | **3.15** | Ox, Tr, Su |
| RC1163 | 10,298 | 9,472 | -70°/090° | 0 | 99 | 99 | 0.25 | Ox |
| | | | | 55 | 59 | 4 | 1.73 | Ox |
| RC1164 | 10,237 | 9,576 | -60°/090° | 0 | 150 | 150 | 1.09 | Ox, Tr, Su |
| | | | | 79 | 118 | **39** | **3.96** | Ox, Tr, Su |
| | | | *including:* | 86 | 117 | 31 | 4.62 | Ox, Tr, Su |
| | | | *with:* | 91 | 92 | 1 | 12.8 | Ox |
| RC1165 | 10,237 | 9,576 | -60°/050° | 0 | 141 | 141 | 0.54 | Ox, Su |
| | | | | 95 | 111 | **16** | **4.10** | Ox |
| | | | *including:* | 95 | 110 | 15 | 4.33 | Ox |
| | | | *with:* | 102 | 105 | 3 | 15.5 | Ox |
| | | | | 140 | 141 | 1 | 1.08 | Su |
| RC1166 | 10,196 | 9,528 | -75°/060° | 0 | 100 | 100 | 0.26 | Ox, Tr, Su |
| | | | | 50 | 56 | 6 | 1.49 | Su |
| | | | | 87 | 100 | 13 | 1.03 | Ox, Tr, Su |
| RC1167 | 10,202 | 9,604 | -60°/070° | 0 | 80 | 80 | 1.68 | Ox, Tr, Su |
| | | | | 41 | 42 | **1** | **6.64** | Ox |
| | | | | 47 | 80 | **33** | **3.77** | Ox |
| | | | *with:* | 56 | 57 | 1 | 17.6 | Ox |
| RC1168 | 10,202 | 9,604 | -90°/000° | 0 | 80 | 80 | 0.75 | Ox, Tr, Su |
| | | | | 19 | 24 | 5 | 0.93 | Ox, Su |
| | | | | 59 | 80 | **21** | **2.42** | Ox, Su |
| RC1169 | 10,240 | 9,694 | -60°/240° | 0 | 70 | 70 | 0.06 | Ox, Tr, Su |
| | | | | 0 | 3 | 3 | 0.79 | Ox |
| RC1170 | 10,240 | 9,694 | -60°/275° | 0 | 70 | 70 | 0.05 | Ox, Tr, Su |
| | | | | 0 | 2 | 2 | 0.69 | Ox |
| RC1171 | 10,240 | 9,694 | -60°/310° | 0 | 70 | 70 | 0.08 | Ox, Tr, Su |
| | | | | 0 | 2 | 2 | 0.66 | Ox |
| RC1172[1] | 10,292 | 9,694 | -60°/270° | 0 | 94 | 94 | 0.44 | Ox, Tr, Su |
| | | | | 0 | 6 | **6** | **2.29** | Ox |
| | | | | 77 | 84 | **7** | **1.73** | Su |
| | | | | 89 | 94 | **5** | **4.43** | Su |
| RC1173[1] | 10,292 | 9,694 | -60°/225° | 0 | 80 | 80 | 0.12 | Ox, Tr, Su |
| | | | | 0 | 2 | **2** | **2.45** | Ox |
| RC1174 | 10,321 | 9,685 | -60°/180° | 0 | 60 | 60 | 0.11 | Ox, Tr, Su |
| | | | | 0 | 1 | 1 | 0.73 | Ox |
| RC1175 | 10,321 | 9,685 | -60°/000° | 0 | 60 | 60 | 0.05 | Ox, Tr, Su |
| | | | | 0 | 3 | 3 | 0.67 | Ox |
| RC1176 | 10,334 | 9,651 | -60°/200° | 0 | 60 | 60 | 0.02 | Ox, Tr, Su |
| RC1177 | 10,334 | 9,651 | -60°/160° | 0 | 60 | 60 | 0.01 | Ox, Tr, Su |
| RC1182 | 10,292 | 9,645 | -90°/000° | 0 | 100 | 100 | 0.77 | Ox, Tr, Su |
| | | | | 0 | 12 | **12** | **4.92** | Ox, Su |
| | | | *with:* | 5 | 6 | 1 | 22.8 | Ox |
| | | | | 69 | 70 | **1** | **2.72** | Su |
| | | | | 99 | 100 | **1** | **2.80** | Tr |
| RC1183 | 10,292 | 9,645 | -75°/080° | 0 | 80 | **80** | **1.25** | Ox, Su |
| | | | | 1 | 12 | **11** | **8.40** | Ox, Su |
| | | | *with:* | 3 | 7 | 4 | 18.7 | Ox |
| RC1184 | 10,304 | 9,608 | -60°/100° | 0 | 60 | 60 | 0.13 | Ox, Tr, Su |

*Note:*

*Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)*

*Simberi mineralisation types are:*

- *Ox = oxide material – extremely weathered (cyanide leach recovery >90%)*
- *Tr = transitional material – distinctly weathered (cyanide leach recovery 50-90%)*
- *Su = sulphide material – slightly weathered to fresh (cyanide recovery <50%)*

*Intercept interval cutoff 0.5g/t Au, "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.*

*[1] Following QAQC, samples for RC1172 and RC1173 have been re-assayed and corrected since previously reported.*

The image below illustrates the high-grade mineralisation in the Sorowar East drilling, viewed from the north-northwest, with part of the Sorowar pit shell in the upper right. Gold grades are coded by colour and size.

0.0 > 0.5g/t Au: grey (small)
0.5 > 1.0g/t Au: green
1.0 > 5.0g/t Au: blue
>5g/t Au: red (large)



### *Geophysical (IP) Surveys*

As reported in the last Quarter, the Company has purchased Induced Polarisation geophysical equipment for the purpose of carrying out in-house surveys. There were unexpected delays in supply, but in December all the equipment except for the transmitter was on site. This equipment, with a rented transmitter, was tested on site before Christmas and was shown to be working satisfactorily. It is anticipated that IP surveys will resume in the first quarter of 2006.

Data processing and interpretation of the previous geophysical surveys continued.

## TATAU EXPLORATION PROJECT – EL 609

### Tatau Island Base Camp

A field base camp has been established on the southern coast of Tatau Island, with camp construction and wharf repairs continuing during the Quarter. Cut lines cleared for IP surveys continued to be surveyed and extended where needed.

## CORPORATE

### Placement to raise A$10 million

In December the Company undertook a placement of 25.0 million shares at $0.40 each, raising A$10.0 million. The placement was issued to institutional investor clients of UK based broker Mirabaud Securities Limited, as well as two Australian resident investors. Shareholder approval for this placement was obtained on 31 January 2006.

In November the Company signed a Placement and Underwriting Agreement with DRD Gold for A$10.0 million, pursuant to which DRD Gold were to subscribe for 7.58 million shares in a placement as well as underwrite the remaining 17.42 million shares. This Placement and Underwriting Agreement was subject to DRD Gold obtaining South African Reserve Bank approval by no later than 20 January 2006. This did not eventuate, but had no effect on Allied's capital raising programme as the placement has been completed through Mirabaud Securities Limited.

### Decision to list on London Stock Exchange AIM market

Following strong support and interest in the Company and the Simberi Oxide Project, the Company has decided to pursue a secondary listing on the Alternative Investment Market.

Listing of the Company's securities on AIM will provide further exposure to UK and European investors and enable a wider appreciation of the value of the Company's Simberi Oxide Gold project.

Mirabaud Securities Limited shall act as UK broker to the AIM listing and Beaumont Cornish Limited have been appointed as nominated advisor.

### Sale of Mobile Mineral Processing and Evaluation Unit (MMPEU)

The Company has entered into an agreement with Tanami Gold N.L. to sell its Mobile Mineral Processing and Evaluation Unit (MMPEU) for a total consideration of $2,000,000. The terms of the Agreement provide for payments totalling $1,000,000 on or before 31 December, 2005 followed by progress payments of a further $1,000,000 up to October 2006.

The sale was concluded as part of the Director's rationalisation strategy as the Company advances the mine development at the Simberi Oxide Gold Project.

Yours faithfully
**ALLIED GOLD LIMITED**

J.J. Moore
Managing Director

*The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Binns, M.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".*

**"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."**

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

***Forward-Looking Statements***

*This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*

*Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

***Not an offer of securities or solicitation of a proxy***

*This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).*

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

| ALLIED GOLD LIMITED |
|---|

| ABN | Quarter ended ("current quarter") |
|---|---|
| 86 104 855 067 | 31 Dec 2005 |

### Consolidated statement of cash flows

| | **Cash flows related to operating activities** | Current quarter $A'000 | Year to date ( 6 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | | |
| 1.2 | Payments for | | |
| | (a) exploration and evaluation | (1,694) | (2,951) |
| | (b) development | - | - |
| | (c) production | - | - |
| | (d) administration | (515) | (989) |
| | (e) other | - | - |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | 12 | 53 |
| 1.5 | Interest and other costs of finance paid | - | - |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other | - | - |
| | **Net Operating Cash Flows** | **(2,197)** | **(3,887)** |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: | | |
| | (a) prospects – Simberi Project | - | - |
| | (b) equity investments | - | (50) |
| | (c) shares in listed companies | - | - |
| | (d) other fixed assets | (395) | (788) |
| 1.9 | Proceeds from sale of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | 502 | 502 |
| 1.10 | Cash acquired on purchase of controlled entity | - | - |
| 1.11 | Loans repaid by other entities | - | - |
| 1.12 | Funds (paid into) / withdrawn from deposit pending acquisition of interests | - | - |
| | **Net investing cash flows** | **107** | **(336)** |
| 1.13 | Total operating and investing cash flows (carried forward) | **(2,090)** | **(4,223)** |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | **(2,090)** | **(4,223)** |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 682 | 682 |
| 1.15 | Refund of oversubscriptions in share issues | - | - |
| 1.16 | Proceeds from borrowings | - | - |
| 1.17 | Repayment of borrowings | - | - |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other – costs of capital raising | - | - |
| | **Net financing cash flows** | **682** | **682** |
| | **Net increase (decrease) in cash held** | **(1,408)** | **(3,541)** |
| 1.20 | Cash at beginning of quarter/year to date | 2,244 | 4,374 |
| 1.21 | Exchange rate adjustments to item 1.20 | (3) | - |
| 1.22 | **Cash at end of quarter** | **833** | **833** |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 61 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | Nil. |

1.25 Explanation necessary for an understanding of the transactions

Remuneration of executive and non executive directors.

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

## Financing facilities available

*Add notes as necessary for an understanding of the position*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | - | - |
| 3.2 | Credit standby arrangements | - | - |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 2,000 |
| 4.2 | Development | - |
| | **Total** | **2,000** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 833 | 119 |
| 5.2 | Deposits at call | - | 2,125 |
| 5.3 | Bank overdraft | | |
| 5.4 | Other (provide details) | | |
| | **Total: cash at end of quarter** (item 1.22) | **833** | **2,244** |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | | | | |
| 6.2 | Interests in mining tenements acquired or increased | | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | | | | |
| 7.2 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | 123,895,646 | 123,895,646 | | |
| 7.4 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through returns of capital, buy-backs | 3,315,828 | 3,315,828 | 20,000 @ 20 cents,<br>3,295,828 @ 40 cents | Fully paid<br>Fully paid |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** *(description and conversion factor)* | 25,037,411<br>2,000,000<br>4,000,000<br>2,000,000<br>2,000,000 | 25,037,411<br>-<br>-<br>-<br>- | *Exercise price*<br>$0.20<br>$0.25<br>$0.30<br>$0.40<br>$0.50 | *Expiry date*<br>30 June 2007<br>30 June 2007<br>30 June 2007<br>30 June 2007<br>30 June 2007 |
| 7.8 | Issued during quarter | 2,000,000<br>4,000,000<br>2,000,000<br>2,000,000 | -<br>-<br>-<br>- | $0.25<br>$0.30<br>$0.40<br>$0.50 | 30 June 2007<br>30 June 2007<br>30 June 2007<br>30 June 2007 |
| 7.9 | Exercised during quarter | 20,000 | 20,000 | $0.20 | 30 June 2007 |
| 7.10 | Expired during quarter | | | | |
| 7.11 | **Debentures** *(totals only)* | | | | |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 7.12 | **Unsecured notes** *(totals only)* | | |

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: ............................................................ Date: 31 January 2006
(Director/Company secretary)

Print name: DAVID LYMBURN

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

**ALLIED GOLD LIMITED**

**ABN 86 104 855 067**

**NOTICE OF GENERAL MEETING**

**EXPLANATORY STATEMENT**

**PROXY FORM**

| | |
|---|---|
| **TIME:** | 9.30 am (WST) |
| **DATE:** | Tuesday, 31 January 2006 |
| **PLACE:** | The Seminar Room<br>8th floor, Exchange Plaza<br>2 The Esplanade<br>Perth, WESTERN AUSTRALIA |

***This Notice of General Meeting is an important document and requires your immediate attention. Please read it carefully. If you are in doubt as to what you should do, please consult your professional adviser.***

## CONTENTS PAGE

| | |
|---|---|
| Notice of General Meeting (setting out the proposed resolutions) | 3 |
| Explanatory Statement (explaining the proposed resolutions) | 5 |
| Glossary | 9 |
| Proxy Form | 10 |

## TIME AND PLACE OF MEETING AND HOW TO VOTE

### VENUE

The General Meeting of the Shareholders of Allied Gold Limited which this Notice of General Meeting relates to will be held at 9.30 am (WST) on Tuesday, 31 January 2006 at:

The Seminar Room, 8th Floor, Exchange Plaza, 2 The Esplanade,
Perth, WESTERN AUSTRALIA

### VOTING IN PERSON

To vote in person, attend the General Meeting on the date and at the place set out above.

### VOTING BY PROXY

To vote by proxy, please complete and sign the proxy form enclosed and either:

(a) deliver the proxy form by hand to the Company's registered office at Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia; or

(b) send the proxy from by facsimile to the Company on facsimile number (618) 9353 4894,

so that it is received not later than 9.30 am (WST) on 29 January 2006.

**Proxy forms received later than this time will be invalid.**

## NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Shareholders of Allied Gold Limited will be held at The Seminar Room, 8th Floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia at 9.30 am (WST) on Tuesday, 31 January 2006.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company on 29 January 2006 at 9.30 am (WST).

### AGENDA

**ORDINARY BUSINESS**

The Explanatory Statement which accompanies and forms part of this Notice describes the matters to be considered at the Meeting.

### 1. RESOLUTION 1 – ISSUE OF SECURITIES PURSUANT TO PLACEMENT

To consider and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That, for the purposes of Listing Rule 7.1 of the ASX Listing Rules and for all other purposes, approval is given for the Company to allot and issue 23,304,172 Shares and 1,100,000 2008 Options, further details of which are set out in the Explanatory Statement accompanying this Notice."*

**Voting Exclusion:** The Company will disregard any votes cast on this resolution by a person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed, and any associate of those persons.

### 2. RESOLUTION 2 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

*"That, for the purposes of Listing Rule 7.4 of the ASX Listing Rules and for all other purposes, Shareholders ratify the allotment and issue of 1,695,828 Shares to the parties listed in section 2 of the Explanatory Statement, on the terms set out in the Explanatory Statement accompanying this Notice."*

**Voting Exclusion:** The Company will disregard any votes cast on this resolution by a person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed, and any associate of those persons.

**DATED:**

**BY ORDER OF THE BOARD**

**MR DAVID LYMBURN**
**COMPANY SECRETARY**
**ALLIED GOLD LIMITED**

**Voting Exclusion Note:**

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

## EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the General Meeting.

### 1. RESOLUTION 1– ISSUE OF SECURITIES PURSUANT TO PLACEMENT

#### 1.1 Background

The Company intends to raise a total of $10 million through a placement of 25,000,000 Shares at a price of not less than $0.40 per Share (**Placement**). The Placement involves the prior issue of 1,695,828 Shares to two Australian resident investors (the subject of Resolution 2) and 23,304,172 Shares to be issued to predominantly UK based investors, institutions and fund managers who are clients of the UK based broking firm Mirabaud Securities Limited.

After completion of the Placement, the Company intends to seek a secondary listing on the Alternative Investment Market of the London Stock Exchange (AIM). Mirabaud Securities Limited will act as UK broker to the Company for the purpose of the AIM listing and Beaumont Cornish Limited shall be the Nominated Advisor.

As part of their fee arrangements the Company has also agreed to issue Mirabaud Securities Limited and Beaumont Cornish Limited with 1,000,000 and 100,000 2008 Options respectively.

#### 1.2 Terms and conditions of the Options

The material terms and conditions of the 2008 Options are as follows:

(a) Each 2008 Option entitles the holder to subscribe for one (1) Share.

(b) The 2008 Options are exercisable at any time on or prior to 5.00 pm (WST) on 31 December 2008 (**Expiry Date**) by completing a 2008 Option exercise form and delivering it together with the payment for the number of Shares in respect of which the 2008 Options are exercised to the registered office of the Company on or before the Expiry Date.

(c) The 2008 Option exercise price is $0.50 per 2008 Option.

(d) A 2008 Option does not confer the right to a change in exercise price or a change in the number of underlying securities over which the 2008 Option can be exercised.

(e) The 2008 Options are not transferable.

(f) All Shares issued upon exercise of the 2008 Options will rank pari passu in all respects with the Company's then issued Shares.

(g) The Company will apply for quotation of all Shares issued upon exercise of the 2008 Options on ASX. The 2008 Options will not be quoted on ASX.

(h) There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the 2008 Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least 7 Business Days after the issue is announced. This will give 2008 Option holders the opportunity to

exercise their 2008 Options prior to the date for determining entitlements to participate in any such issue.

(i) If at any time the issued capital of the Company is reconstructed, all rights of a 2008 Option holder are to be changed in a manner consistent with the Corporations Act and the Listing Rules.

### 1.3 Listing Rule 7.1

Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period, any equity securities or other securities with rights of conversion to equity (such as an option) if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue 12 months before the date of issue:

(a) plus the number of fully paid ordinary securities issued in the 12 months under an exception in ASX Listing Rule 7.2;

(b) plus the number of partly paid ordinary securities that became fully paid in the 12 months;

(c) plus the number of fully paid ordinary securities issued in the 12 months with approval of holders of ordinary securities under ASX Listing Rule 7.1; and

(d) less the number of fully paid ordinary securities cancelled in the 12 months.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in general meeting.

The Company is seeking shareholder approval for the proposed issue of 23,304,172 Shares and 1,100,000 2008 Options so that this number of securities is not included in the 15% calculation set out in Listing Rule 7.1.

Listing Rule 7.3 requires that the following information be provided to Shareholders:

(a) the maximum number of securities to be issued is 23,304,172 Shares and 1,100,000 2008 Options;

(b) the 23,304,172 Shares will be issued at a price of not less than $0.40 per Share and the 1,100,000 2008 Options will be issued for no cash consideration, but in part consideration for Mirabaud Securities Limited and Beaumont Cornish Limited acting as UK broker and nominated adviser respectively;

(c) the Shares and 2008 Options will be issued to exempt investors under section 708 of the Corporations Act. No Shares or 2008 Options will be issued to related parties of the Company;

(d) the Shares and 2008 Options will be issued no later than 3 months after the date of this Meeting (or later to the extent permitted by any ASX waiver of the Listing Rules) and it is anticipated that allotment will occur on one date;

(e) the Shares to be issued will rank equally in all respects with the Company's existing issued Shares, and the Options will be issued on the terms set out in paragraph 1.2 of this Explanatory Statement above; and

(f) the funds raised from the Placement will be used to:

- commence pre-development earthworks and infrastructure associated with the Simberi Oxide Deposit;
- provide funds for upgrading the sulphide resources on Simberi to reserve status;
- continue with exploration and evaluation of identified mineralised targets on Simberi, Tatau and Big Tabar Islands;
- support the corporate and administrative activities of the Company; and
- provide working capital and meet the costs of the issue.

## 2. RESOLUTION 2 – RATIFICATION OF PRIOR ISSUES OF SECURITIES

### 2.1 Background

In conjunction with the Placement managed by Mirabaud Securities Limited, the Company has placed a total of 1,695,828 Shares with two Australian domiciled entities, Samuel Holdings Pty Ltd and Mineral Commodities Limited. Both of these entities are excluded persons within the meaning of section 708 of the Corporations Act and the placement was made under the Company's current capacity in terms of ASX Listing Rule 7.1. The issue of the Shares complied with Listing Rule 7.1 at the time of issue.

By Resolution 2, the Company is seeking Shareholder ratification pursuant to Listing Rule 7.4 for the issue of the 1,695,828 Shares. By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% threshold as set out in Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

### 2.2 Regulatory Requirements – ASX Listing Rule 7.4

Listing Rule 7.5 contains certain requirements as to the content of a notice sent to Shareholders for the purposes of Listing Rule 7.4 and the following information is included in this Explanatory Statement for that purpose:

(a) A total of 1,695,828 Shares were allotted and issued as follows:

(i) 1,500,000 Shares to Samuel Holdings Pty Ltd; and

(ii) 195,828 Shares to Mineral Commodities Limited;

(b) the 1,695,828 Shares were allotted and issued to Samuel Holdings Pty Ltd and Mineral Commodities Limited on 23 December 2005 for $0.40 per Share;

(c) the Shares issued were all fully paid ordinary shares in the capital of the Company and rank equally with the existing Shares on issue;

(d) $678,331.20 was raised from the issue of the securities; and

(e) the funds raised from the issue of the 1,695,828 Shares will be used for the same purposes as set out in paragraph 1.3(f) of this Explanatory Statement.

## 3. ENQUIRIES

Shareholders are required to contact the Company Secretary on (61 8) 9353 3638 if they have any queries in respect of the matters set out in these documents.

## GLOSSARY

**2008 Options** means options issued on the terms set out in section 1.2 of the Explanatory Statement.

**Board** means the board of directors of the Company.

**Company** means Allied Gold Limited (ABN 86 104 855 067).

**Constitution** means the Company's constitution.

**Corporations Act** means the Corporations Act 2001 (Cth).

**Directors** mean the directors of the Company.

**Explanatory Statement** means the explanatory statement to the Notice.

**Meeting** means the meeting convened by the Notice.

**Notice** means the notice of general meeting accompanying this Explanatory Statement.

**Share** means a share in the Company.

**Shareholder** means a shareholder in the Company.

**PROXY FORM**

**APPOINTMENT OF PROXY**
**ALLIED GOLD LIMITED**
**ABN 86 104 855 067**

I/We ______________________________

being a Member of ALLIED GOLD LIMITED entitled to attend and vote at the Meeting, hereby

Appoint ______________________________

Name of proxy

OR

☐ Mark this box if you wish to appoint the Chairman of the Meeting as your proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the General Meeting to be held at The Seminar Room, 8th Floor, Exchange Plaza, 2 The Esplanade Perth, Western Australia at 9.30am (WST) Tuesday, 31 January 2006, Western Australia and at any adjournment thereof.

**Voting on Business of the General Meeting**

| | | FOR | AGAINST | ABSTAIN |
|---|---|---|---|---|
| Resolution 1 | Issue of Securities pursuant to Placement | ☐ | ☐ | ☐ |
| Resolution 2 | Ratification of Prior Issue of Securities | ☐ | ☐ | ☐ |

***OR***

In relation to the Resolutions, if the Chairman is to be your proxy and you do **not** wish to direct your proxy how to vote on these Resolutions, please place a mark in this box ☐

By marking this box, you acknowledge that the Chairman of the meeting may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the meeting will not cast your votes on the Resolutions and your votes will not be counted in calculating the required majority if a poll is called on these Resolutions. The Chairman intends to vote in favour of these Resolutions.

**IF THE CHAIRMAN IS TO BE YOUR PROXY IN RELATION TO THE RESOLUTIONS YOU MUST EITHER MARK THE BOXES DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS APPOINTMENT OF PROXY IN RELATION TO THE RESOLUTIONS WILL BE DISREGARDED.**

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.

If two proxies are being appointed, the proportion of voting rights this proxy represents is __________%.

Signed this                day of                200

**By:**

| **Individuals and joint holders** | **Companies (affix common seal if appropriate)** |
|---|---|
| Signature | Director |
| Signature | Director/Company Secretary |
| Signature | Sole Director and Sole Company Secretary |

**ALLIED GOLD LIMITED**
**ABN 86 104 855 067**

**Instructions for Completing 'Appointment of Proxy' Form**

2. A member entitled to attend and vote at a Meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

3. A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

4. Corporate shareholders should comply with the execution requirements set out on the proxy form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

5. Completion of a proxy form will not prevent individual shareholders from attending the meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the Meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the Meeting.

6. Where a proxy form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

7. To vote by proxy, please complete and sign the proxy form enclosed:

   (a) deliver the proxy form by hand to the Company's registered office at Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia; or

   (b) send the proxy from by facsimile to the Company on facsimile number (618) 9353 4894,

   so that it is received not later than 9.30 am on 29 January 2006.

**Proxy forms received later than this time will be invalid.**